

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
Mr. Ofer Naveh
Chief Financial Officer
R.V.B. Holdings LTD.
Platinum House, 7 Jabotinsky St.
Ramat Gan, 52509 Israel

> Re: **R.V.B. Holdings LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 28, 2014**
> **File No. 000-29884**

Dear Mr. Naveh:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Exhibit 12.1 and 12.2

1.   Please amend your filing and revise your disclosures in each certification. In this regard, the introduction to Item 4 should be revised to also state that you are responsible establishing and maintaining internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Further, the following should be added as 4(b), if true, "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted

accounting principles." We refer you to Exchange Act Rule 13a-14(a) as noted in paragraph 12 of the Instructions as to Exhibits in Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief